Exhibit 99a1J

ICN Fund I, LLC Extends Tender Offer for Tengasco Outstanding Shares of Common Stock Until October 13, 2015

NEW YORK, NY / ACCESSWIRE / September 24, 2015 / Tengasco Inc. (NYSE MKTS: "TGC") - ICN Fund I, LLC announced today that he has extended the expiration date for his tender offer for all of the outstanding voting shares of Common Stock of Tengasco Inc. ("Tengasco") at a price of $0.2736 per share (the "Offer") until October 13, 2015.

Based on information received from the Depositary for the Offer, as of 5:00 p.m., New York City time, on September 23, 2015, approximately 7,045,116 million shares of common stock had been tendered and not withdrawn from the Offer, plus an additional 2,824,285 million shares had been submitted by guaranteed delivery. Stockholders who have already tendered their shares do not have to re-tender their shares or take any other action as a result of the extension of the expiration date.

Mr. Rodney Giles stated, "We are very pleased with the initial results thus far considering some technical issues we have encountered which have prevented a good portion of shareholders from being able to actually tender their respected stock. We feel confident now that we have these issues resolved that this extension will send us across the finish line here."

The Offer is not subject to any financing contingency. Other conditions apply to the Offer, including the tender of 51% outstanding voting common shares and no litigation involving the Offer.

The Offer will expire on October 13, 2015 at 11:59 p.m., New York City time, unless extended. Tenders of shares of all Tengasco outstanding voting shares of Common Stock must be made prior to the expiration of the Offer and may be withdrawn at any time prior to the expiration of the Offer. Only shares properly tendered and not properly withdrawn pursuant to the Offer will be purchased. The Offer includes withdrawal rights so that a tendering shareholder can freely withdraw any shares prior to acceptance of such shares for payment under the Offer.

THE OFFER IS NOT INTENDED TO AND DOES NOT CONSTITUTE (I) A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR ANY SPECIAL MEETING OF TENGASCO'S STOCKHOLDERS OR (II) A SOLICITATION OF A CONSENT OR AUTHORIZATION IN THE ABSENCE OF ANY SUCH MEETING.

You may read and copy any reports, statements or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. The Company's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

CONTACT:

Rodney Giles

281-782-5332

rodney.giles@insertcompany.name

SOURCE: ICN Fund I, LLC